

January 23, 2009

By U.S. Mail and Facsimile to: (501) 558-3145

Robert A. Fehlman
Executive Vice President and Chief Financial Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71611

      Re: **Simmons First National Corporation**
              Preliminary Proxy Statement on Schedule 14A
              Filed January 20, 2009
              File No. 000-06253

Dear Mr. Fehlman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing shareholders.

2.   We note that you have discussed how participation in the Capital Purchase Program would require you to register for resale the preferred shares issued to the Treasury Department. In addition, please discuss registration with respect to the warrants and common stock underlying the warrants.

3.   Please disclose any specific plans or contracts that you may need to be modified in order to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

                                               Sincerely,

                                               Kate McHale
                                               Staff Attorney

cc: (fax only)

     David Garner
     Simmons First National Corporation

     Patrick A. Burrow, Esq.
     Quattlebaum, Grooms, Tull & Burrow PLLC